Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
24th Floor
New York, NY 10010

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, NY 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

As representatives of the underwriters

VIA EDGAR

September 25, 2018

Ms. Barbara C. Jacobs

Mr. Jeffrey Kauten

Ms. Kathleen Collins

Ms. Rebekah Lindsey

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                             CooTek (Cayman) Inc. (the “Company”)

Registration Statement on Form F-1, as amended (Registration No. 333-226867)

Registration Statement on Form 8-A (Registration No. 001-38665)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Standard Time on September 27, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between September 19, 2018 and the date hereof, copies of the Company’s preliminary prospectus dated September 19, 2018 were distributed as follows:

495 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

CITIGROUP GLOBAL MARKETS INC.

As representatives of the underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Director

Signature Page to Underwriter Acceleration Letter

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard Spencer
Name:	Richard Spencer
Title:	Managing Director

Signature Page to Underwriter Acceleration Letter

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Perry
Name:	James Perry
Title:	Managing Director

Signature Page to Underwriter Acceleration Letter